UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36396

LEJU HOLDINGS LIMITED

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Leju Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019

Leju Holdings Limited (the “Company”) is filing this current report on Form 6-K, pursuant to an order issued by the U.S. Securities and Exchange Commission Under Section 36 of the Securities Exchange Act of 1934 on March 4, 2020, as amended on March 25, 2020 (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19.

The recent outbreak of COVID-19 has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), which is due to be filed on April 30, 2020 (the “Original Due Date”). Therefore, the Company has elected to rely on the conditional filing relief provided under the SEC Order. In accordance with the SEC Order, the Company plans to file the Annual Report no later than 45 days after the Original Due Date.

Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Currently, people traveling to Beijing, where the Company’s headquarters is located, continue to face 14-day quarantine or are required to show advance test results. In addition, people traveling to the Company’s Shanghai office, where part of the Company’s finance and accounting teams and audit team are located, also face 14-day quarantine as required by the university campus where the Company’s office is located. Further, the Company has taken a series of measures in response to the outbreak to protect its employees, including, among others, temporary closure of some offices, remote working arrangements for its employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of the Company’s operations. As a result, the preparation of the Company’s Annual Report has been delayed. Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the importance of investors receiving materially accurate information in the Annual Report, the Company has decided to rely on the SEC Order.

When the Company files the Annual Report, the Company plans to include the following risk factor, as may be expanded or revised as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 pandemic and the resulting worldwide crisis:

The COVID-19 outbreak has had and continues to have a material adverse impact on our business, operating results and financial condition.

In recent years, there have been outbreaks of epidemics in China and globally. Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of our operations which in turn would negatively affect our results of operations.

The extent to which COVID-19 impacts our results of operations also depend on the continuing developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable and mostly beyond our control. Additionally, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. In particular, potential impacts include, but are not limited to, the following:

•                  the outbreak has resulted in a general slowdown in China’s real estate industry and a significant reduction in real estate transaction volumes, adversely affecting the demand for our e-commerce services from individual property buyers and for our listing services from real estate brokers;

•                  as demand for real estate services decreased, we have experienced a loss of traffic to our platform, which makes us less attractive to advertisers and adversely impacts our advertising services;

•                  many of our developer clients had to close their project sales centers and show rooms for an extended period, which made us unable to process e-commerce transactions for potential buyers;

•                  individual property buyers, real estate brokers and advertisers may not have sufficient budget or cashflow to pay for our services, or may require additional time to pay us or fail to pay us at all;

•                  some of our customers may not be well capitalized and may be vulnerable to an pandemic outbreak and slowing macroeconomic conditions, and if they cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be further materially and adversely impacted; and

•                  we may experience lower work efficiency and productivity, which may adversely affect our service quality.

As a result of the above, our results of operations have been adversely affected in the first quarter of 2020, and our business, financial condition, results of operations and cash flows for the full fiscal year of 2020 may be adversely affected by the COVID-19 outbreak. We will continue to monitor and evaluate the impacts of COVID-19 to our business, financial condition, results of operations and cash flows for the remainder of fiscal year 2020. Because of the uncertainty surrounding the COVID-19 outbreak, such impacts cannot be reasonably estimated at this time.

Special Note Concerning Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s intent and beliefs relating to the completion and filing of the annual report on Form 20-F for the fiscal year ended December 31, 2019. These statements are not historical facts, and involve inherent risks and uncertainties. Leju may also make written or oral forward-looking statements in its other reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this report is current as of the date of the report, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leju Holdings Limited

By	:	/s/ Li-Lan Cheng
Name	:	Li-Lan Cheng
Title	:	Acting Chief Financial Officer

Date:  April 24, 2020